Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Impinj, Inc. for the registration of common stock, preferred stock, debt securities, depositary shares, warrants, subscription rights, purchase contracts, and units and to the incorporation by reference therein of our reports dated February 14, 2022, with respect to the consolidated financial statements of Impinj, Inc., and the effectiveness of internal control over financial reporting of Impinj, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Seattle, Washington
November 3, 2022